SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

LEGACY COMMUNICATIONS CORPORATION
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE
(Title of Class of Securities)

52470C 10 5
(CUSIP Number)

Franklin, Cardwell & Jones
Attn: Lawrence E. Wilson
1001 McKinney, 18th Floor
Houston, TX 77002
(713) 425-3259
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 52470C 10 5	13D	Page 2 of 4 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Lavon Randall
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,813,408
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,813,408
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,813,408
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.5%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 52470C 10 5	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This report relates to the common stock, $.001 par value per share, issued by Legacy Communications Corporation, whose principal executive offices are located at 210 North 1000 East, St. George, Utah, 84771-1459.

Item 2. Identity and Background.

(a)	This report is filed on behalf of Mr. Lavon Randall.

(b)	Mr. Randall’s business address is 210 North 1000 East, St. George, Utah 84771-1459

(c)
Mr. Randall is a director of Chief Executive Officer of Legacy Communications Corporation, whose principal business address is the same as Mr. Randall’s. From January 1, 1964 to June 16, 1996, he was the President of Randall Farms, Inc., which owned and operated a 2,000-acre irrigated farm growing potatoes and alfalfa. Mr. Randall is presently serving on mission with the Church of Jesus Christ of Latter-Day Saints.

(d)	Mr. Randall has not, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Randall has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Randall is a citizen of the United States of America and a resident of the State of Utah.

Item 3. Source and Amount of Funds or Other Consideration.

Of the total amount owned on the date hereof, 3,854,690 shares were issued in the conversion of advances in the amount of $1,169,653 and 1,958,718 shares were issued for services rendered.

Item 4. Purpose of Transaction.

The securities were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Randall owns 5,813,408 shares of Legacy Communications Corporation, which represents 33.5% of the issued and outstanding common stock, $.001 par value per share.

(b)	Mr. Randall has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 5,813,408 shares of Legacy Communications Corporation.

(c)	Mr. Randall has not acquired any shares of Legacy Communications Corporation in open market purchases within the previous 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All shares covered by this report are owned by Mr. Randall through Randall Family Trust, of which Mr. Randall is the sole trustee and principal beneficiary.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 52470C 10 5	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2007	By:	/s/ Lavon Randall
Lavon Randall